

15046748

AP 3/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 27 2015
Washington DC

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SEC FILE NUMBER
8-68602

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/14   AND ENDING   12/31/14
                                       mm/dd/yy   mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Beverage Advisors, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

299 Park Avenue, 6th Floor

FIRM I.D. NO.

(No. and Street)

New York	New York	10171
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Cornish   (310) 481-5104

                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants

(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	Walnut Creek	California	94596
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑   Certified Public Accountant

☐   Public Accountant

☐   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **John H. Cornish**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **First Beverage Advisors, LLC**, as of **December 31, 2014**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____
Signature

_____
Chief Financial Officer
Title

_____
Notary Public

This report** contains (check all applicable boxes):

☑ (a) Facing page
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Cash Flows.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☑ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

First Beverage Advisors, LLC

Annual Audit Report

December 31, 2014

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

First Beverage Advisors, LLC

December 31, 2014

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Member
First Beverage Advisors, LLC
New York, New York

We have audited the accompanying financial statements of First Beverage Advisors, LLC (the "Company") (a Delaware limited liability company), which are comprised of the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of First Beverage Advisors, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Walnut Creek, California
February 23, 2015

First Beverage Advisors, LLC

Statement of Financial Condition

December 31, 2014

Assets		
Cash and cash equivalents	$	71,628
Prepaid expense		4,039
Total Assets	$	75,667
Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	10,789
Total Liabilities		10,789
Member's Equity		64,878
Total Liabilities and Member's Equity	$	75,667

See accompanying notes to the financial statements.

First Beverage Advisors, LLC

Statement of Income

For the year ended December 31, 2014

Revenue	
Investment banking fees	$ 4,075,419
Total Revenue	4,075,419
Operating Expenses	
Professional fees	18,922
Other operating expenses	25,448
Total Expenses	44,370
Net Income	$ 4,031,049

See accompanying notes to the financial statements.

First Beverage Advisors, LLC

Statement of Changes in Member's Equity

For the year ended December 31, 2014

December 31, 2013	$	1,753,829
Distributions		(5,720,000)
Net income		4,031,049
December 31, 2014	$	64,878

See accompanying notes to the financial statements.

4

First Beverage Advisors, LLC

Statement of Cash Flows

For the year ended December 31, 2014

Cash Flows from Operating Activities	
Net income	$ 4,031,049
Adjustments to reconcile net income	
to net cash provided by operating activities:	
(Increase) decrease in:	
Prepaid expense	(1,460)
Increase (decrease) in:	
Accounts payable	5,165
Net Cash Provided by Operating Activities	4,034,754
Cash Flows from Financing Activities	
Distributions	(5,720,000)
Net Cash Used In Financing Activities	(5,720,000)
Net Decrease in Cash and Cash Equivalents	(1,685,246)
Cash and cash equivalents at beginning of period	1,756,874
Cash and Cash Equivalents at End of Period	$ 71,628

See accompanying notes to the financial statements.

First Beverage Advisors, LLC

Notes to the Financial Statements

December 31, 2014

1. **Organization**

   First Beverage Advisors, LLC (the "Company") was organized as a Delaware limited liability company in February 2010. The Company is wholly owned by First Beverage Group, LLC ("Member"). The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in October 2011. The Company advises public and private companies in the beverage industry on mergers, acquisitions, and other corporate matters on a fee basis.

2. **Significant Accounting Policies**

   Cash and Cash Equivalents
   The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

   Accounts Receivable
   Accounts receivable represents amounts that have been billed to clients in accordance with the Company's engagement letters with respective clients that have not yet been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely.

   Investment Banking Fees
   The Company generates revenue by providing advisory services to companies related to mergers and acquisitions. The Company recognizes revenue in accordance with the terms and conditions specified in its engagement letters with each of its clients. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

   Use of Estimates
   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

   Fair Value of Financial Instruments
   Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

   Income Taxes
   The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to the Member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California limited liability company tax of $800 and a California limited liability company fee based on gross revenue. The Company is no longer subject to examination by taxing authorities for tax years before 2010.

First Beverage Advisors, LLC

Notes to the Financial Statements

December 31, 2014

3. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2014, the Company's net capital was $60,839 which exceeded the requirement by $55,839.

4. Related Party Transactions

The Company has an expense sharing agreement with Member where Member provides management and administrative services for and on behalf of the Company. The Company has no obligation to reimburse or compensate Member for the services provided. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

5. Risk Concentration

Due to the nature of the private placement business, the Company's revenue during the period was primarily the result of a few transactions. Approximately 94% of investment banking fees was generated by two customers. From time to time, bank balances were in excess of federal insurance limits.

6. Subsequent Events

The Company has evaluated subsequent events through February 23, 2015, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

First Beverage Advisors, LLC
Schedule I

**Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission**

As of December 31, 2014

Net Capital

Total member's equity	$	64,878
Less: Non-allowable assets		
Prepaids		(4,039)
Total non-allowable assets		(4,039)
Net Capital	$	60,839
Net minimum capital requirement of 6.67% of aggregate		
indebtedness of $10,789 or $5,000, whichever is greater		5,000
Excess Net Capital	$	55,839

**Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17A-5 as of December 31, 2014)**

There were no material differences noted in the Company's net capital computation at December 31, 2014.

See accompanying notes to the financial statements.

9

First Beverage Advisors, LLC
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2014

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended December 31, 2014

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

675 Ygnacio Valley Road, Suite A200   *(925) 933-2626*
Walnut Creek, CA 94596   *Fax (925) 944-6333*

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Member
First Beverage Advisors, LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by First Beverage Advisors, LLC (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Walnut Creek, California
February 23, 2015

11

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
8*8*******838***************ALL FOR AADC 100
068602   FINRA   DEC
FIRST BEVERAGE ADVISORS LLC
299 PARK AVE 6TH FL
NEW YORK NY 10171-0002
```

Note. If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form

2. A. General Assessment (item 2e from page 2) $ _10,189_

   B. Less payment made with SIPC 6 filed (exclude interest) (_-0-_)

   Date Paid

   C. Less prior overpayment applied (_____)

   D. Assessment balance due or (overpayment) _____

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _10,189_

   G. PAID WITH THIS FORM.
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ _10,189_

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number)

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete

First Beverage Advisors, LLC
(Name of Corporation, Partnership or other organization)

Cr. [signature]
(Authorized Signature)

CCO
(Title)

Dated the _14th_ day of _January_, 20_15_.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER			
Dates:	Postmarked	Received	Reviewed
Calculations		Documentation	Forward Copy
Exceptions:			
Disposition of exceptions:			

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9 Code 4030) $ *4,075,419*

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above   _____

    (2) Net loss from principal transactions in securities in trading accounts.   _____

    (3) Net loss from principal transactions in commodities in trading accounts.   _____

    (4) Interest and dividend expense deducted in determining item 2a.   _____

    (5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

    (7) Net loss from securities in investment accounts   _____

        Total additions   _____

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _____

    (2) Revenues from commodity transactions.   _____

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _____

    (4) Reimbursements for postage in connection with proxy solicitation.   _____

    (5) Net gain from securities in investment accounts.   _____

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)   _____

    (8) Other revenue not related either directly or indirectly to the securities business.
        [See Instruction C]:

        _____   _____

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13.
        Code 4075 plus line 2b(4) above) but not in excess
        of total interest and dividend income. $_____

        (ii) 40% of margin interest earned on customers securities
        accounts (40% of FOCUS line 5, Code 3960) $_____

        Enter the greater of line (i) or (ii)   _____

        Total deductions   _____

2d. SIPC Net Operating Revenues $ *4,075,419*

2e. General Assessment @ .0025 $ *10,189*
                          (to page 1, line 2.A.)

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member
First Beverage Advisors, LLC
New York, New York

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) First Beverage Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that First Beverage Advisors, LLC met the identified exemption provisions for the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Walnut Creek, California
February 23, 2015

Date: January 29, 2015

SEA 15c3-3 Exemption Report

I, John Cornish, Chief Financial Officer of First Beverage Advisors, LLC (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption to SEA §240.15c3-3;

2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2014 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,

John Cornish
Chief Financial Officer
First Beverage Advisors, LLC